Independent Auditors' Consent


The Board of Directors and Stockholders
Streicher Mobile Fueling, Inc.:

We consent to the incorporation by reference in the registration statement on Forms S-8 (File Nos. 333-84275, 333-79801, and 333-61764) and S-3 (File Nos.
333-30950, 333-30952, 333-84273, and 333-61762) of Streicher Mobile Fueling,
Inc., of our report dated October 1, 2002, with respect to the consolidated balance sheets of Streicher Mobile Fueling, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended June 30, 2002, the five-month transition period ended June 30, 2001, and each of the years in the two-year period ended January 31, 2001.



KPMG LLP

Fort Lauderdale, Florida
October 14, 2002